Ropes & Gray LLP

One Metro Center

700 12th Street, N.W., Suite 900

Washington, D.C. 20005-3948

WRITER’S DIRECT DIAL NUMBER: (202) 508-4732

April 29, 2013

VIA EDGAR

Mr. Sonny Oh

U.S. Securities and Exchange Commission

Office of Insurance Products

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0504

Re:	Registrant: Sterling Capital Variable Insurance Funds

File Nos.:          333-121205 and 811-21682

Filing Type:      Post-Effective Amendment No. 18 to the Registration Statement on Form N-1A

Filing Date:       February 28, 2013

Dear Mr. Oh:

This letter is in response to oral comments provided to the undersigned by Mr. Sonny Oh of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 12, 2013 regarding the post-effective amendment to the registration statement (the “Registration Statement”) of the Sterling Capital Variable Insurance Funds (each, a “Fund” and collectively, the “Trust”) filed on February 28, 2013. The Staff’s comments and the Trust’s responses are set forth below. These responses will be reflected in a post-effective amendment to the Trust’s Registration Statement, which will be filed on or before May 1, 2013.

Per your request, the Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Registration Statement and that Staff comments or changes in response to Staff comments with respect to the Trust’s Registration Statement, do not foreclose the Commission from taking any action with respect to the filing. The Trust hereby represents that it will not use the comment process between such Trust and the Commission with respect to the Registration Statement as a defense in any securities-related litigation against the Trust. This representation should not be construed as confirming that there is or is not, in fact, an inquiry or investigation or other matter involving the Trust.

Item references below are to Item numbers set forth in Form N-1A.

General Comments to Filing

Comment 1:	If the Trust intends to distribute summary prospectuses please provide the Staff a draft of the disclosure it intends to use as required by Rule 498(b)(2) under the Securities Act of 1933, as amended.

Response:	The Trust does not intend to distribute summary prospectuses for these Funds.

Mr. Sonny Oh	April 29, 2013

Comment 2:	Please confirm in your response that the Trust will comply with the requirement to file an Interactive Data File with the Commission pursuant to General Instruction C.3(g) of Form N-1A.

Response:	The Trust hereby confirms it will file an Interactive Data File pursuant to General Instruction C.3(g) of Form N-1A.

Comment 3:	On the facing sheet of the filing include the captions “Approximate Date of Proposed Public Offering” and “Title of Securities Being Registered” and provide the appropriate disclosure for those captions.

Response:	The requested change has been made.

Comment 4:	Please provide the Tandy representation in your response letter.

Response:	The Tandy representation has been made above.

General Comments to Prospectuses

Comment 5:	The Item 4(a) disclosure in the prospectuses should represent a concise, plain English summary of the principal strategies based on the Item 9(b) disclosure. Revise the disclosure provided under Items 4(a) and 9(b) for each Fund so that a summary is found in the former and a fuller description is found in the latter.

Response:	The Trust notes that the current disclosure reflects revisions made in response to a similar, previous Staff comment. The Trust, therefore, respectfully declines to make additional changes.

Comment 6:	Please revise the Item 4 disclosure for each Fund so that the principal strategies disclosed in response to Item 4(a) line up with the principal risks disclosed in response to Item 4(b).

Response:	The Trust notes that the current disclosure reflects revisions made in response to a similar, previous Staff comment. The Trust, therefore, respectfully declines to make additional changes.

Comment 7:	Please add disclosure indicating that performance information does not reflect fees and charges associated with variable insurance contracts, and that if shown, performance would be lower.

Response:	The following disclosure has been added to the “Performance” section of each Prospectus: “Fees and charges associated with variable insurance contracts are not reflected in the bar chart and table. If these amounts were reflected, returns would be less than those shown.”

Comment 8:	In the Average Annual Total Returns table, please only show performance since inception if there has been less than 10 years of performance.

Mr. Sonny Oh	April 29, 2013

Response:	Per Item 4(b)(2)(iii), all returns should be shown for 1-, 5-, and 10- calendar year periods ending on the date of the most recently completed calendar year (or for the life of the Fund, if shorter). Additionally, a Fund that has been in existence for more than 10 years also may include returns for the life of the Fund. Accordingly, performance since inception is shown in the Average Annual Total Returns table, along with appropriate explanatory disclosure for the Equity Income VIF.

Comment 9:	Under the “Market Timing/Short-Term Trading” section, please expand the disclosure to describe types of securities especially vulnerable to market timing (e.g., foreign, small capitalization, high yield, etc.). If applicable, please disclose whether any Funds may invest in those types of securities as part of their principal investment strategy.

Response:	The Trust respectfully declines to make changes to its disclosure under “Market Timing/Short-Term Trading” section. The Staff’s requested changes are not the types of disclosures required by Item 11(e) and the Trust believes its current disclosure is responsive to Item 11(e).

Comment 10:	Rename the section titled “Payments to Servicing Agents and Other Financial Intermediaries” to line up with the title in Item 8 (“Payments to Broker-Dealers and Other Financial Intermediaries”).

Response:	The Trust respectfully declines to make the requested change. Item 8 indicates the disclosure required by it may be modified by a Fund if applicable. The Funds are not sold through broker-dealers and do not generally make payments to broker-dealers. Rather, because the Funds serve as an investment option under variable life insurance policies and variable annuity contracts, the Funds make payments to certain servicing agents.

Comment 11:	Please remove references to tax consequences under “Active Trading” in the “Additional Investment Strategies and Risks” section for the Funds.

Response:	The requested change has been made.

Equity Income VIF

Comment 12:	Large capitalization stocks are mentioned as part of Investment Style Risk; however, the “Principal Strategy” and “Principal Risks” sections do not discuss large capitalization companies. Please update the “Principal Strategy” and “Principal Risks” sections as necessary.

Response:	The Fund’s “Investment Style Risk” has been revised as follows (new disclosure bolded; deleted disclosure ~~struckthrough~~): “The possibility that the market segment on which this Fund focuses – ~~large cap stocks~~ dividend paying equity securities – will underperform other kinds of investments or market averages.”

Mr. Sonny Oh	April 29, 2013

Strategic Allocation Equity VIF

Comment 13:	Include in the Item 9(b) disclosure a more detailed discussion of the Fund’s investments in unaffiliated registered open-end and closed-end investment companies and ETFs, which are mentioned in the Item 4(a) disclosure.

Response:	The Trust notes that the current disclosure reflects revisions made in response to a similar, previous Staff comment. Additionally, it is expected that the Fund will be liquidated prior to May 1, 2013. The Trust, therefore, respectfully declines to make additional changes.

Special Opportunities VIF

Comment 14:	“Small Company Risk” is included under “Principal Risks;” however, the “Principal Strategy” section does not discuss small capitalization companies. Please update the “Principal Strategy” section as necessary.

Response:	The Trust notes that the Fund’s Principal Strategy states that the Fund “invests across different capitalization levels.” This risk factor was added based on a prior Staff comment with respect to similar disclosure for another Fund within the Trust, because of the potential risks associated with investing in smaller capitalization companies. The Trust, therefore, respectfully declines to remove the risk.

Total Return Bond VIF

Comment 15:	The disclosure in Item 4(a) is too detailed. Please summarize further and include the additional details in the Item 9(b) disclosure.

Response:	The Trust notes that the current disclosure reflects revisions made in response to a similar, previous Staff comment. The Trust, therefore, respectfully declines to make additional changes.

Comment 16:	Please disclose that high-yield/high-risk debt securities are also known as “junk bonds.”

Response:	The requested change has been made.

Statement of Additional Information

Comment 17:	In the tables showing the trustee and officer information please insert the ages of the trustees and officers, rather than their dates of birth as required by Item 17(a). In addition, please remove the last column of the trustee table, such that the table only includes the columns required by Item 17(a). Include the disclosure required by Item 17(b)(1) elsewhere.

Response:	The requested change has been made.

Mr. Sonny Oh	April 29, 2013

If you have any further questions or comments please do not hesitate to call me at (202) 508-4732.

Sincerely,

/s/ Molly Moore

Molly Moore

cc:   Thomas R. Hiller, Esq.

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